Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the first quarter ended March 31, 2015, has been derived from TOTAL’s unaudited consolidated financial statements for the first quarter ended March 31, 2015 included in this exhibit.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this exhibit and with the information, including the audited financial statements and related notes, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2015, as amended on March 27, 2015.

A.   KEY FIGURES FROM THE CONSOLIDATED ACCOUNTS OF TOTAL

in millions of dollars (except earnings per share and number of shares)	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Sales	42,313	52,511	60,687	-30%
Adjusted net operating income from business segments*
• Upstream	1,359	1,596	3,092	-56%
• Refining & Chemicals	1,100	956	346	x3
• Marketing & Services	321	245	261	+23%
Equity in net income (loss) of affiliates	590	464	473	+25%
Fully-diluted earnings per share (dollars)	1.16	(2.47)	1.46	-21%
Fully-diluted weighted-average shares (millions)	2,285	2,287	2,277	—
Net income (Group share)	2,663	(5,658)	3,335	-20%
Investments**	8,809	8,152	5,865	+50%
Divestments	2,984	1,689	1,840	+62%
Net investments***	5,825	6,409	4,025	+45%
Cash flow from operations	4,387	7,354	5,338	-18%

*                   Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.

**              Including acquisitions.

***         Net investments = investments including acquisitions — asset sales — other transactions with non-controlling interests.

B.   ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 16-19 and 30-34 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.   Upstream segment

•                      Environment — liquids and gas price realizations*

	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Brent ($/b)	53.9	76.6	108.2	-50%
Average liquids price ($/b)	49.5	61.7	102.1	-52%
Average gas price ($/Mbtu)	5.38	6.29	7.06	-24%
Average hydrocarbons price ($/boe)	41.8	50.5	73.4	-43%

*                   Consolidated subsidiaries, excluding fixed margins.

•                      Production

Hydrocarbon production	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Combined production (kboe/d)	2,395	2,229	2,179	+10%
• Liquids (kb/d)	1,240	1,077	1,031	+20%
• Gas (Mcf/d)	6,312	6,219	6,268	+1%

Hydrocarbon production was 2,395 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2015, an increase of 10% compared to the first quarter 2014, due to the following:

•                       +4% for production from start ups, notably CLOV, Eldfisk II, Ofon Phase 2 and West Franklin Phase 2;

•                       +3% due to lower prices, notably on production sharing contracts;

•                       +6% for the new ADCO concession in the United Arab Emirates; and

•                       -3% due to natural decline.

•                      Results

in millions of dollars	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Non-Group sales	5,225	5,415	6,666	-22%
Operating income	697	(4,191)	5,412	-87%
Adjustments affecting operating income	1,332	6,365	89	x15
Adjusted operating income*	2,029	2,174	5,501	-63%
Effective tax rate**	60.5%	57.0%	59.5%
Adjusted net operating income*	1,359	1,596	3,092	-56%
• Includes adjusted income from equity affiliates	503	533	733	-31%
Investments	8,151	6,287	5,311	+53%
Divestments	1,162	1,473	1,799	-35%
Cash flow from operating activities	3,525	2,608	3,811	-8%

*                   Detail of adjustment items shown in the business segment information starting on page 16 of this exhibit.

**              Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments + tax on adjusted net operating income).

Adjusted net operating income from the Upstream segment was $1,359 million in the first quarter 2015, a decrease of 56% compared to the first quarter 2014, essentially due to the lower oil price, partially offset by production growth and the initial positive results of the cost reduction program. The Upstream effective tax rate was 60.5%, impacted in particular by the consolidation of ADCO.

Adjusted net operating income for the Upstream segment excludes special items. In the first quarter 2015, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $759 million, consisting essentially of the impairment of assets in Libya and Yemen due to the deteriorated security situation this quarter, partially offset by the gain on the sale of interests in onshore fields in Nigeria as well as the effect of fiscal change in the United Kingdom, compared to a negative impact of $155 million in the first quarter 2014, comprised mainly of the gain realized on the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT) partially offset by an impairment of the Shtokman project in Russia.

B.2.   Refining & Chemicals segment

•                      Refinery throughput and utilization rates*

	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Total refinery throughput (kb/d)	1,931	1,887	1,700	+14%
• France	737	632	617	+19%
• Rest of Europe	795	852	787	+1%
• Rest of world	399	403	296	+35%
Utilization rates**
• Based on crude only	87%	82%	77%
• Based on crude and other feedstock	88%	86%	83%

*              Includes share of TotalErg. Results for refineries in South Africa, French Antilles and Italy are reported in the Marketing & Services segment.

**         Based on distillation capacity at the beginning of the year.

In the first quarter 2015, refinery throughput increased by 14% compared to the first quarter 2014, benefiting from lower levels of maintenance in France in the first quarter 2015 as well as the start up of Satorp, at full capacity since August 2014.

•                      Results

in millions of dollars (except ERMI)	1Q15	4Q14	1Q14	1Q15 vs 1Q14
European refining margin indicator - ERMI ($/t)	47.1	27.6	6.6	x7
Non-Group sales	17,464	23,025	27,539	-37%
Operating income	1,529	(2,756)	165	x9
Adjustments affecting operating income	(194)	3,825	163	n/a
Adjusted operating income*	1,335	1,069	328	x4
Adjusted net operating income*	1,100	956	346	x3
• Contribution of Specialty chemicals**	116	155	139	-17%
Investments	434	875	250	+74%
Divestments	1,766	157	11	n/a
Cash flow from operating activities	314	3,113	1,593	-80%

*              Detail of adjustment items shown in the business segment information starting on page 16 of this exhibit.

**         Hutchinson and Atotech; Bostik until February 2015.

The Group’s European refining margin indicator (“ERMI”) averaged a very high level of $47.1/t in the first quarter 2015, due to strong product demand, particularly gasoline, and due to a higher level of maintenance, notably in refineries located in the United States. Petrochemical margins remained favorable.

Adjusted net operating income from the Refining & Chemicals segment was $1,100 million in the first quarter 2015, three times higher than in the first quarter 2014. The segment continued to benefit from its restructuring and was able to take advantage of the higher margins.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2015, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $150 million compared to a positive impact of $111 million in the first quarter 2014. The exclusion of special items in the first quarter 2015 had a negative impact on the segment’s adjusted net operating income of $595 million, consisting essentially of the gain on the sale of Bostik, compared to a positive impact of $10 million in the first quarter 2014.

B.3.   Marketing & Services segment

•                      Petroleum product sales

Sales in kb/d*	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Europe	1,103	1,132	1,058	+4%
Rest of world	711	678	593	+20%
Total Marketing & Services sales	1,814	1,810	1,651	+10%

*              Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 8 of this exhibit); includes share of TotalErg.

In the first quarter 2015, sales increased by 10% compared to the first quarter of last year, due to more typical winter conditions than in the same period last year and the repositioning of the Group’s networks in Europe as well as development in growth markets, notably in Egypt where TOTAL is leveraging its acquisitions.

•                      Results

in millions of dollars	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Non-Group sales	19,620	24,079	26,470	-26%
Operating income	438	22	335	+31%
Adjustments affecting operating income	7	440	18	-61%
Adjusted operating income*	445	462	353	+26%
Adjusted net operating income*	321	245	261	+23%
• Contribution of New Energies	(42)	(15)	28	n/a
Investments	215	941	276	-22%
Divestments	52	53	26	x2
Cash flow from operating activities	644	1,627	89	x7

*              Detail of adjustment items shown in the business segment information starting on page 16 of this exhibit.

Adjusted net operating income from the Marketing & Services segment increased by 23% to $321 million compared to $261 million in the first quarter 2014, mainly due to an increase in sales and a recovery in margins for heating products, which were lower in the first quarter 2014 because of an unusually mild winter, as well as a positive accounting effect on the valuation of hedging positions.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2015, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $5 million compared to a positive impact of $14 million in the first quarter 2014. The exclusion of special items in the first quarter 2015 had a positive impact on the segment’s adjusted net operating income of $89 million compared to no impact in the first quarter 2014.

C.   FIRST QUARTER 2015 RESULTS OF THE GROUP

➢                 Net income

In the first quarter 2015, the Brent price averaged $53.9/b, a decrease of 50% compared to the first quarter 2014 and 30% compared to the fourth quarter 2014. The ERMI averaged $47.1/t in the first quarter 2015 compared to $6.6/t in the first quarter 2014 and $27.6/t in the fourth quarter 2014.

In this context, net income (Group share) in the first quarter 2015 was $2,663 million compared to $3,335 million in the first quarter 2014, a decrease of 20% mainly due to the impacts of lower oil prices and special items partially offset by the impacts of better Downstream results and the inventory valuation effect. The after-tax inventory valuation effect (as defined above under “Analysis of business segment results”) had a positive impact on net income (Group share) of $154 million in the first quarter 2015 compared to a negative impact of $137 million in the first quarter 2014. The changes in fair value of trading inventories and storage contracts (as defined above under “Analysis of business segment results”) had a positive impact on net income (Group share) of $2 million in the first quarter 2015 compared to a positive impact of $21 million in the first quarter 2014. Special items had a negative impact on net income (Group share) of $95 million in the first quarter 2015, which includes the impairment of assets in Libya and Yemen due to the deteriorated security situation this quarter, partially offset by the gain on the sale of Bostik and the interests in several onshore fields in Nigeria, as well as the effect of fiscal changes in the United Kingdom. For additional detail, see Note 3 to the unaudited interim consolidated financial statements included elsewhere in this exhibit. Special items had a positive impact on net income (Group share) of $124 million in the first quarter 2014, comprised mainly of the gain realized on the sale (partial IPO) of an interest in Gaztransport & Technigaz (GTT) partially offset by an impairment of the Shtokman project in Russia.

On March 31, 2015, there were 2,286 million fully-diluted shares compared to 2,278 million shares on March 31, 2014.

➢                 Divestments — acquisitions

Asset sales in the first quarter 2015 were $2,739 million, essentially comprised of the sale of Bostik, the Group’s interests in OML 18 and 29 in Nigeria and the transportation rights in the Ocensa pipeline in Colombia, compared to $1,476 million in the first quarter 2014.

Acquisitions were $2,495 million in the first quarter 2015, notably comprised of the entry into the new ADCO concession, the carry on the Utica gas and condensate field in the United States and the renewal of licenses in Nigeria, compared to $299 million in the first quarter 2014.

➢                 Cash flow

The Group’s net cash flow(1) in the first quarter 2015 was negative $1,438 million compared to $1,313 million in the first quarter 2014. The decrease is due notably to the lower oil price, partially offset by a higher level of production, the initial positive results of the cost reduction program and the strong Downstream performance.

The Group also issued €5 billion ($5.6 billion) of perpetual subordinated notes, which are accounted for as equity.

D.   SUMMARY AND OUTLOOK

In the context of the sharp decline in oil prices, TOTAL is pursuing the implementation of its strong response which includes delivery of its new Upstream projects, a decrease in investments, a significant cost reduction program that is already bearing fruit and an acceleration of divestments.

In the Upstream segment, in addition to the three projects that have already started up in 2015, the Termokarstovoye gas field is scheduled to start up in the second quarter, followed by GLNG, Laggan-Tormore, Surmont 2 and Vega Pleyade in the second half of 2015. In the second quarter 2015, production will be impacted by heavy seasonal maintenance activity, mainly in Nigeria, the United Kingdom and Norway. In addition, due to the lag effect in contractual formulas, gas prices in the second quarter will be further affected by the decreasing oil price.

In addition to the volatility in energy markets, the beginning of 2015 has been marked by rising geopolitical tensions. Due to the deteriorating security conditions in Libya and Yemen, production was halted in February 2015 in onshore Libya and in April 2015 in Yemen. Due to the geographic diversity of the Group’s portfolio, the impact of these events on the Group’s results is limited. The Group’s first priority wherever it is present is the safety of its people and the security of its installations.

Since the beginning of the second quarter, refining and petrochemical margins have remained strong, despite the structural overcapacity in Europe, which will weigh on margins in the medium term.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

(1)        Net cash flow = cash flow from operations — net investments (including other transactions with non-controlling interests).

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•                  material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•                  changes in currency exchange rates and currency devaluations;

•                  the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•                  uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•                  uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•                  changes in the current capital expenditure plans of TOTAL;

•                  the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•                  the financial resources of competitors;

•                  changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•                   the quality of future opportunities that may be presented to or pursued by TOTAL;

•                   the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•                  the ability to obtain governmental or regulatory approvals;

•                  the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•                  the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•                  changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•                  the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•                  the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2014.

OPERATING INFORMATION BY SEGMENT

•                           Upstream

Combined liquids and gas production by region (kboe/d)	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Europe	393	393	394	—
Africa	687	690	655	+5%
Middle East	540	391	405	+33%
North America	98	99	82	+20%
South America	155	151	159	-3%
Asia-Pacific	261	235	242	+8%
CIS	261	270	242	+8%
Total production	2,395	2,229	2,179	+10%
Includes equity affiliates	573	594	583	-2%

Liquids production by region (kb/d)	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Europe	162	168	172	-6%
Africa	551	558	508	+8%
Middle East	358	185	203	+76%
North America	41	45	34	+21%
South America	50	49	50	—
Asia-Pacific	37	33	30	+23%
CIS	41	39	34	+21%
Total production	1,240	1,077	1,031	+20%
Includes equity affiliates	207	197	208	—

Gas production by region (Mcf/d)	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Europe	1,265	1,224	1,215	+4%
Africa	687	674	748	-8%
Middle East	999	1,113	1,104	-10%
North America	315	305	266	+18%
South America	589	573	609	-3%
Asia-Pacific	1,298	1,144	1,202	+8%
CIS	1,159	1,186	1,124	+3%
Total production	6,312	6,219	6,268	+1%
Includes equity affiliates	1,963	2,064	2,029	-3%

Liquefied Natural Gas	1Q15	4Q14	1Q14	1Q15 vs 1Q14
LNG sales* (Mt)	2.77	3.06	3.15	-12%

*               Sales, Group share, excluding trading; 2014 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2014 SEC coefficient.

•                                          Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)*	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Europe**	2,056	2,112	2,005	+3%
Africa	663	606	475	+40%
Americas	581	482	474	+23%
Rest of world	657	660	573	+15%
Total consolidated sales	3,957	3,860	3,528	+12%
Includes bulk sales	628	628	634	-1%
Includes trading	1,515	1,421	1,243	+22%

*              Includes share of TotalErg.

**         Restated historical amounts.

INVESTMENTS — DIVESTMENTS

in millions of dollars	1Q15	4Q14	1Q14	1Q15 vs 1Q14
Investments excluding acquisitions	6,069	7,002	5,202	+17%
Capitalized exploration	399	422	319	+25%
Increase in non-current loans	793	565	261	x3
Repayment of non-current loans	(245)	(420)	(364)	-33%
Acquisitions	2,495	730	299	x8
Asset sales	2,739	1,269	1,476	+86%
Other transactions with non-controlling interests	—	54	—	—
Net investments*	5,825	6,409	4,025	+45%

*                   Net investments = investments including acquisitions — asset sales — other transactions with non-controlling interests.

NET-DEBT-TO-EQUITY RATIO

in millions of dollars	03/31/2015	12/31/2014	03/31/2014
Current borrowings	13,604	10,942	11,676
Net current financial assets	(2,262)	(1,113)	(522)
Net financial assets classified as held for sale	(27)	(56)	(17)
Non-current financial debt	41,827	45,481	37,506
Hedging instruments of non-current debt	(1,275)	(1,319)	(1,758)
Cash and cash equivalents	(25,051)	(25,181)	(22,787)
Net debt	26,816	28,754	24,098

Shareholders’ equity	95,096	90,330	103,136
Estimated dividend payable	(2,988)	(1,686)	(3,817)
Non-controlling interests	3,024	3,201	3,248
Equity	95,132	91,845	102,567

Net-debt-to-equity ratio	28.2%	31.3%	23.5%

RETURN ON AVERAGE CAPITAL EMPLOYED

•                  Twelve months ended March 31, 2015

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	8,771	3,243	1,314
Capital employed at 03/31/2014*	97,924	18,516	10,314
Capital employed at 03/31/2015*	103,167	12,534	7,928
ROACE	8.7%	20.9%	14.4%

*              At replacement cost (excluding after-tax inventory effect).

•                  Full-year 2014

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	10,504	2,489	1,254
Capital employed at 12/31/2013*	95,529	19,752	10,051
Capital employed at 12/31/2014*	100,497	13,451	8,825
ROACE	10.7%	15.0%	13.3%

*              At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	ERMI* ($/t)**	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
First quarter 2015	1.13	47.1	53.9	49.5	5.38
Fourth quarter 2014	1.25	27.6	76.6	61.7	6.29
Third quarter 2014	1.33	29.9	101.9	94.0	6.40
Second quarter 2014	1.37	10.9	109.7	103.0	6.52
First quarter 2014	1.37	6.6	108.2	102.1	7.06

*

European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.

**	$1/t = $0.136/b.
***	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	1st quarter 2015	4th quarter 2014	1st quarter 2014

Sales	42,313	52,511	60,687
Excise taxes	(5,350)	(5,777)	(5,832)
Revenues from sales	36,963	46,734	54,855

Purchases, net of inventory variation	(23,706)	(35,644)	(38,332)
Other operating expenses	(6,272)	(6,831)	(7,364)
Exploration costs	(637)	(611)	(619)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,872)	(10,900)	(2,745)
Other income	1,621	740	1,100
Other expense	(442)	(487)	(149)

Financial interest on debt	(262)	(108)	(201)
Financial income from marketable securities & cash equivalents	31	28	19
Cost of net debt	(231)	(80)	(182)

Other financial income	142	219	161
Other financial expense	(166)	(168)	(166)

Equity in net income (loss) of affiliates	590	464	473

Income taxes	(1,482)	722	(3,597)
Consolidated net income	2,508	(5,842)	3,435
Group share	2,663	(5,658)	3,335
Non-controlling interests	(155)	(184)	100
Earnings per share ($)	1.16	(2.49)	1.47
Fully-diluted earnings per share ($)	1.16	(2.47)	1.46

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	1st quarter 2015	4th quarter 2014	1st quarter 2014

Consolidated net income	2,508	(5,842)	3,435

Other comprehensive income

Actuarial gains and losses	(95)	99	(199)
Tax effect	(36)	11	57
Currency translation adjustment generated by the parent company	(8,192)	(2,562)	3
Items not potentially reclassifiable to profit and loss	(8,323)	(2,452)	(139)
Currency translation adjustment	3,748	980	36
Available for sale financial assets	8	(5)	3
Cash flow hedge	(130)	(12)	35
Share of other comprehensive income of equity affiliates, net amount	1,042	(1,242)	(456)
Other	3	3	(3)
Tax effect	37	10	(13)
Items potentially reclassifiable to profit and loss	4,708	(266)	(398)
Total other comprehensive income (net amount)	(3,615)	(2,718)	(537)

Comprehensive income	(1,107)	(8,560)	2,898
Group share	(916)	(8,365)	2,801
Non-controlling interests	(191)	(195)	97

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	March 31, 2015 (unaudited)	December 31, 2014	March 31, 2014 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	16,236	14,682	18,899
Property, plant and equipment, net	105,806	106,876	106,377
Equity affiliates : investments and loans	19,552	19,274	19,951
Other investments	1,325	1,399	2,091
Hedging instruments of non-current financial debt	1,275	1,319	1,758
Deferred income taxes	3,435	4,079	2,933
Other non-current assets	4,093	4,192	4,265
Total non-current assets	151,722	151,821	156,274

Current assets
Inventories, net	15,393	15,196	21,755
Accounts receivable, net	15,458	15,704	23,359
Other current assets	14,576	15,702	15,873
Current financial assets	2,464	1,293	872
Cash and cash equivalents	25,051	25,181	22,787
Assets classified as held for sale	3,257	4,901	2,472
Total current assets	76,199	77,977	87,118
Total assets	227,921	229,798	243,392

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	7,519	7,518	7,496
Paid-in surplus and retained earnings	102,755	94,646	101,568
Currency translation adjustment	(10,830)	(7,480)	(1,625)
Treasury shares	(4,348)	(4,354)	(4,303)
Total shareholders’ equity - Group share	95,096	90,330	103,136
Non-controlling interests	3,024	3,201	3,248
Total shareholders’ equity	98,120	93,531	106,384

Non-current liabilities
Deferred income taxes	13,557	14,810	17,045
Employee benefits	4,483	4,758	4,362
Provisions and other non-current liabilities	17,050	17,545	17,582
Non-current financial debt	41,827	45,481	37,506
Total non-current liabilities	76,917	82,594	76,495

Current liabilities
Accounts payable	22,043	24,150	28,621
Other creditors and accrued liabilities	15,750	16,641	19,097
Current borrowings	13,604	10,942	11,676
Other current financial liabilities	202	180	350
Liabilities directly associated with the assets classified as held for sale	1,285	1,760	769
Total current liabilities	52,884	53,673	60,513
Total liabilities and shareholders’ equity	227,921	229,798	243,392

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	1st quarter 2015	4th quarter 2014	1st quarter 2014

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,508	(5,842)	3,435
Depreciation, depletion and amortization	4,424	11,310	3,174
Non-current liabilities, valuation allowances and deferred taxes	(446)	(2,329)	399
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on disposals of assets	(1,357)	(460)	(1,023)
Undistributed affiliates’ equity earnings	(68)	403	11
(Increase) decrease in working capital	(476)	4,475	(685)
Other changes, net	(198)	(203)	27
Cash flow from operating activities	4,387	7,354	5,338

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(7,956)	(7,339)	(5,448)
Acquisitions of subsidiaries, net of cash acquired	(7)	(56)	—
Investments in equity affiliates and other securities	(53)	(192)	(156)
Increase in non-current loans	(793)	(565)	(261)
Total expenditures	(8,809)	(8,152)	(5,865)
Proceeds from disposals of intangible assets and property, plant and equipment	959	874	1,020
Proceeds from disposals of subsidiaries, net of cash sold	1,758	136	—
Proceeds from disposals of non-current investments	22	259	456
Repayment of non-current loans	245	420	364
Total divestments	2,984	1,689	1,840
Cash flow used in investing activities	(5,825)	(6,463)	(4,025)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	12	30	33
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	(1,566)	(1,735)	(1,835)
- Non-controlling interests	(2)	(1)	(7)
Issuance of perpetual subordinated notes	5,616	—	—
Payments on perpetual subordinated notes	—	—	—
Other transactions with non-controlling interests	—	54	—
Net issuance (repayment) of non-current debt	136	3,647	4,189
Increase (decrease) in current borrowings	423	(928)	(1,167)
Increase (decrease) in current financial assets and liabilities	(1,022)	(255)	(117)
Cash flow used in financing activities	3,597	812	1,096
Net increase (decrease) in cash and cash equivalents	2,159	1,703	2,409
Effect of exchange rates	(2,289)	(829)	178
Cash and cash equivalents at the beginning of the period	25,181	24,307	20,200
Cash and cash equivalents at the end of the period	25,051	25,181	22,787

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained	Currency translation	Treasury shares		Shareholders’ equity -	Non- controlling	Total shareholders’
(M$)	Number	Amount	earnings	adjustment	Number	Amount	Group Share	interests	equity
As of January 1, 2014	2,377,678,160	7,493	98,254	(1,203)	(109,214,448)	(4,303)	100,241	3,138	103,379
Net income of the first quarter	—	—	3,335	—	—	—	3,335	100	3,435
Other comprehensive Income	—	—	(112)	(422)	—	—	(534)	(3)	(537)
Comprehensive Income	—	—	3,223	(422)	—	—	2,801	97	2,898
Dividend	—	—	—	—	—	—	—	(7)	(7)
Issuance of common shares	581,525	3	30	—	—	—	33	—	33
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	6,775	—	—	—	—
Share-based payments	—	—	41	—	—	—	41	—	41
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	(16)	—	—	—	(16)	16	—
Other items	—	—	36	—	—	—	36	4	40
As of March 31, 2014	2,378,259,685	7,496	101,568	(1,625)	(109,207,673)	(4,303)	103,136	3,248	106,384
Net income from April 1 to December 31, 2014	—	—	909	—	—	—	909	(94)	815
Other comprehensive Income	—	—	(795)	(5,853)	—	—	(6,648)	(40)	(6,688)
Comprehensive Income	—	—	114	(5,853)	—	—	(5,739)	(134)	(5,873)
Dividend	—	—	(7,378)	—	—	—	(7,378)	(147)	(7,525)
Issuance of common shares	7,007,840	22	365	—	—	—	387	—	387
Purchase of treasury shares	—	—	—	—	(4,386,300)	(283)	(283)	—	(283)
Sale of treasury shares (1)	—	—	(232)	—	4,232,560	232	—	—	—
Share-based payments	—	—	73	—	—	—	73	—	73
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Other operations with non-controlling interests	—	—	164	(2)	—	—	162	179	341
Other items	—	—	(28)	—	—	—	(28)	55	27
As of December 31, 2014	2,385,267,525	7,518	94,646	(7,480)	(109,361,413)	(4,354)	90,330	3,201	93,531
Net income of the first quarter	—	—	2,663	—	—	—	2,663	(155)	2,508
Other comprehensive Income	—	—	(229)	(3,350)	—	—	(3,579)	(36)	(3,615)
Comprehensive Income	—	—	2,434	(3,350)	—	—	(916)	(191)	(1,107)
Dividend	—	—	—	—	—	—	—	(2)	(2)
Issuance of common shares	288,256	1	11	—	—	—	12	—	12
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(6)	—	102,560	6	—	—	—
Share-based payments	—	—	50	—	—	—	50	—	50
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	5,616	—	—	—	5,616	—	5,616
Payments on perpetual subordinated notes	—	—	(16)	—	—	—	(16)	—	(16)
Other operations with non-controlling interests	—	—	(15)	—	—	—	(15)	15	—
Other items	—	—	35	—	—	—	35	1	36
As of March 31, 2015	2,385,555,781	7,519	102,755	(10,830)	(109,258,853)	(4,348)	95,096	3,024	98,120

(1) Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,225	17,464	19,620	4	—	42,313
Intersegment sales	4,384	6,967	272	52	(11,675)	—
Excise taxes	—	(933)	(4,417)	—	—	(5,350)
Revenues from sales	9,609	23,498	15,475	56	(11,675)	36,963
Operating expenses	(5,471)	(21,717)	(14,863)	(239)	11,675	(30,615)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,441)	(252)	(174)	(5)	—	(3,872)
Operating income	697	1,529	438	(188)	—	2,476
Equity in net income (loss) of affiliates and other items	769	762	(80)	294	—	1,745
Tax on net operating income	(866)	(446)	(131)	(82)	—	(1,525)
Net operating income	600	1,845	227	24	—	2,696
Net cost of net debt						(188)
Non-controlling interests						155
Net income						2,663

1st quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(146)	—	—	—	—	(146)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(146)	—	—	—	—	(146)
Operating expenses	(140)	194	(7)	—	—	47
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,046)	—	—	—	—	(1,046)
Operating income (b)	(1,332)	194	(7)	—	—	(1,145)
Equity in net income (loss) of affiliates and other items	136	661	(89)	—	—	708
Tax on net operating income	437	(110)	2	—	—	329
Net operating income (b)	(759)	745	(94)	—	—	(108)
Net cost of net debt						—
Non-controlling interests						169
Net income						61

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	235	(7)	—
On net operating income	—	150	(5)	—

1st quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,371	17,464	19,620	4	—	42,459
Intersegment sales	4,384	6,967	272	52	(11,675)	—
Excise taxes	—	(933)	(4,417)	—	—	(5,350)
Revenues from sales	9,755	23,498	15,475	56	(11,675)	37,109
Operating expenses	(5,331)	(21,911)	(14,856)	(239)	11,675	(30,662)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,395)	(252)	(174)	(5)	—	(2,826)
Adjusted operating income	2,029	1,335	445	(188)	—	3,621
Equity in net income (loss) of affiliates and other items	633	101	9	294	—	1,037
Tax on net operating income	(1,303)	(336)	(133)	(82)	—	(1,854)
Adjusted net operating income	1,359	1,100	321	24	—	2,804
Net cost of net debt						(188)
Non-controlling interests						(14)
Adjusted net income						2,602
Adjusted fully-diluted earnings per share ($)						1.13

(a) Except for earnings per share.

1st quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,151	434	215	9	—	8,809
Total divestments	1,162	1,766	52	4	—	2,984
Cash flow from operating activities	3,525	314	644	(96)	—	4,387

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,415	23,025	24,079	(8)	—	52,511
Intersegment sales	6,130	9,323	339	74	(15,866)	—
Excise taxes	—	(1,117)	(4,660)	—	—	(5,777)
Revenues from sales	11,545	31,231	19,758	66	(15,866)	46,734
Operating expenses	(6,784)	(32,248)	(19,534)	(386)	15,866	(43,086)
Depreciation, depletion and amortization of tangible assets and mineral interests	(8,952)	(1,739)	(202)	(7)	—	(10,900)
Operating income	(4,191)	(2,756)	22	(327)	—	(7,252)
Equity in net income (loss) of affiliates and other items	958	(70)	(195)	75	—	768
Tax on net operating income	(209)	606	(13)	315	—	699
Net operating income	(3,442)	(2,220)	(186)	63	—	(5,785)
Net cost of net debt						(57)
Non-controlling interests						184
Net income						(5,658)

4th quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	24	—	—	—	—	24
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	24	—	—	—	—	24
Operating expenses	30	(2,427)	(440)	—	—	(2,837)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,419)	(1,398)	—	—	—	(7,817)
Operating income (b)	(6,365)	(3,825)	(440)	—	—	(10,630)
Equity in net income (loss) of affiliates and other items	171	(197)	(131)	—	—	(157)
Tax on net operating income	1,156	846	140	—	—	2,142
Net operating income (b)	(5,038)	(3,176)	(431)	—	—	(8,645)
Net cost of net debt						—
Non-controlling interests						186
Net income						(8,459)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect

On operating income	—	(2,406)	(436)	—
On net operating income	—	(1,710)	(321)	—

4th quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,391	23,025	24,079	(8)	—	52,487
Intersegment sales	6,130	9,323	339	74	(15,866)	—
Excise taxes	—	(1,117)	(4,660)	—	—	(5,777)
Revenues from sales	11,521	31,231	19,758	66	(15,866)	46,710
Operating expenses	(6,814)	(29,821)	(19,094)	(386)	15,866	(40,249)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,533)	(341)	(202)	(7)	—	(3,083)
Adjusted operating income	2,174	1,069	462	(327)	—	3,378
Equity in net income (loss) of affiliates and other items	787	127	(64)	75	—	925
Tax on net operating income	(1,365)	(240)	(153)	315	—	(1,443)
Adjusted net operating income	1,596	956	245	63	—	2,860
Net cost of net debt						(57)
Non-controlling interests						(2)
Adjusted net income						2,801
Adjusted fully-diluted earnings per share ($)						1.22

(a) Except for earnings per share.

4th quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	6,287	875	941	49	—	8,152
Total divestments	1,473	157	53	6	—	1,689
Cash flow from operating activities	2,608	3,113	1,627	6	—	7,354

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,666	27,539	26,470	12	—	60,687
Intersegment sales	7,436	11,956	408	49	(19,849)	—
Excise taxes	—	(1,160)	(4,672)	—	—	(5,832)
Revenues from sales	14,102	38,335	22,206	61	(19,849)	54,855
Operating expenses	(6,514)	(37,792)	(21,689)	(169)	19,849	(46,315)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,176)	(378)	(182)	(9)	—	(2,745)
Operating income	5,412	165	335	(117)	—	5,795
Equity in net income (loss) of affiliates and other items	1,327	54	(8)	46	—	1,419
Tax on net operating income	(3,492)	6	(80)	(74)	—	(3,640)
Net operating income	3,247	225	247	(145)	—	3,574
Net cost of net debt						(139)
Non-controlling interests						(100)
Net income						3,335

1st quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26	—	—	—	—	26
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	26	—	—	—	—	26
Operating expenses	(115)	(163)	(18)	—	—	(296)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(89)	(163)	(18)	—	—	(270)
Equity in net income (loss) of affiliates and other items	280	(8)	—	—	—	272
Tax on net operating income	(36)	50	4	—	—	18
Net operating income (b)	155	(121)	(14)	—	—	20
Net cost of net debt						—
Non-controlling interests						(12)
Net income						8

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value. (b) Of which inventory valuation effect

On operating income	—	(163)	(18)	—
On net operating income	—	(111)	(14)	—

1st quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,640	27,539	26,470	12	—	60,661
Intersegment sales	7,436	11,956	408	49	(19,849)	—
Excise taxes	—	(1,160)	(4,672)	—	—	(5,832)
Revenues from sales	14,076	38,335	22,206	61	(19,849)	54,829
Operating expenses	(6,399)	(37,629)	(21,671)	(169)	19,849	(46,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,176)	(378)	(182)	(9)	—	(2,745)
Adjusted operating income	5,501	328	353	(117)	—	6,065
Equity in net income (loss) of affiliates and other items	1,047	62	(8)	46	—	1,147
Tax on net operating income	(3,456)	(44)	(84)	(74)	—	(3,658)
Adjusted net operating income	3,092	346	261	(145)	—	3,554
Net cost of net debt						(139)
Non-controlling interests						(88)
Adjusted net income						3,327
Adjusted fully-diluted earnings per share ($)						1.46

(a) Except for earnings per share.

1st quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,311	250	276	28	—	5,865
Total divestments	1,799	11	26	4	—	1,840
Cash flow from operating activities	3,811	1,593	89	(155)	—	5,338

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st quarter 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	42,459	(146)	42,313
Excise taxes	(5,350)	—	(5,350)
Revenues from sales	37,109	(146)	36,963
Purchases, net of inventory variation	(23,934)	228	(23,706)
Other operating expenses	(6,176)	(96)	(6,272)
Exploration costs	(552)	(85)	(637)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,826)	(1,046)	(3,872)
Other income	526	1,095	1,621
Other expense	(99)	(343)	(442)
Financial interest on debt	(262)	—	(262)
Financial income from marketable securities & cash equivalents	31	—	31
Cost of net debt	(231)	—	(231)
Other financial income	142	—	142
Other financial expense	(166)	—	(166)
Equity in net income (loss) of affiliates	634	(44)	590
Income taxes	(1,811)	329	(1,482)
Consolidated net income	2,616	(108)	2,508
Group share	2,602	61	2,663
Non-controlling interests	14	(169)	(155)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2014 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	60,661	26	60,687
Excise taxes	(5,832)	—	(5,832)
Revenues from sales	54,829	26	54,855
Purchases, net of inventory variation	(38,151)	(181)	(38,332)
Other operating expenses	(7,249)	(115)	(7,364)
Exploration costs	(619)	—	(619)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,745)	—	(2,745)
Other income	452	648	1,100
Other expense	(130)	(19)	(149)
Financial interest on debt	(201)	—	(201)
Financial income from marketable securities & cash equivalents	19	—	19
Cost of net debt	(182)	—	(182)
Other financial income	161	—	161
Other financial expense	(166)	—	(166)
Equity in net income (loss) of affiliates	830	(357)	473
Income taxes	(3,615)	18	(3,597)
Consolidated net income	3,415	20	3,435
Group share	3,327	8	3,335
Non-controlling interests	88	12	100

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS OF 2015

(unaudited)

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2015 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting policies applied for the consolidated financial statements as of March 31, 2015 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2014 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standards Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2015 did not have a material impact on the Group’s consolidated financial statements as of March 31, 2015.

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. The management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2014.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure, main acquisitions and divestments

➢  Upstream

•                  In January 2015, TOTAL was granted a 10% interest in the new ADCO concession in Abu Dhabi (United Arab Emirates) for a duration of 40 years, effective January 1, 2015.

•                  TOTAL completed in March 2015 the sale of its entire stake in onshore Oil Mining Lease (OML) 29 to Aiteo Eastern E&P, a Nigerian company, for an amount of $569 million.

➢  Refining & Chemicals

•                  In February 2015, TOTAL sold its Bostik adhesives activity to Arkema for an amount of $1,758 million.

3) Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2015	Inventory valuation effect	—	235	(7)	—	228
	Effect of changes in fair value	4	—	—	—	4
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(1,046)	—	—	—	(1,046)
	Other items	(290)	(41)	—	—	(331)
Total		(1,332)	194	(7)	—	(1,145)
1st quarter 2014	Inventory valuation effect	—	(163)	(18)	—	(181)
	Effect of changes in fair value	26	—	—	—	26
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	—	—	—
	Other items	(115)	—	—	—	(115)
Total		(89)	(163)	(18)	—	(270)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2015	Inventory valuation effect	—	150	4	—	154
	Effect of changes in fair value	2	—	—	—	2
	Restructuring charges	—	(26)	(5)	—	(31)
	Asset impairment charges	(1,092)	—	(17)	—	(1,109)
Gains (losses) on disposals of assets		328	674	—	—	1,002
	Other items	140	(53)	(44)	—	43
Total		(622)	745	(62)	—	61
1st quarter 2014	Inventory valuation effect	—	(111)	(26)	—	(137)
	Effect of changes in fair value	21	—	—	—	21
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(350)	—	—	—	(350)
Gains (losses) on disposals of assets		599	—	—	—	599
	Other items	(115)	(10)	—	—	(125)
Total		155	(121)	(26)	—	8

Due to a significant deterioration in the security conditions during the quarter, the Group recognized, as of March 31, 2015, impairment charges in the Upstream segment, on some of its assets in Libya ($(755) million in operating income, $(659) million in net income, Group share) and in Yemen ($(107) million in operating income, $(93) million in net income, Group share). In addition, in an unfavorable economic environment the Group decided during the quarter to discontinue the development of certain assets, that have therefore been impaired.

In the Upstream segment, the heading “Other Items” includes charges for impaired assets ($(290) million in operating income, $(260) million in net income, Group share) and the impact of the UK tax changes on deferred tax, for an amount of $424 million.  This follows the vote on the 2015 budget by Parliament, which included a decrease in the rate of the Supplementary Charge from 32% to 20%, with retroactive effect from January 1, 2015 and a decrease in the rate of Petroleum Revenue Tax from 50% to 35% as of January 1, 2016.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of March 31, 2015, TOTAL S.A. held 8,927,585 of its own shares, representing 0.37% of its share capital, detailed as follows:

•                  8,844,370 shares allocated to TOTAL share grant plans for Group employees;

•                  83,215 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares were deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of March 31, 2015, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.21% of its share capital, detailed as follows:

•                  2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•                  98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

TOTAL S.A. has paid three quarterly interim dividends for the fiscal year 2014:

•                  A first quarterly interim dividend for the fiscal year 2014 of €0.61 per share, decided by the Board of Directors on April 29, 2014, was paid on September 26, 2014.

•                  A second quarterly interim dividend for the fiscal year 2014 of €0.61 per share, decided by the Board of Directors on July 29, 2014, was paid on December 17, 2014.

•                  A third quarterly interim dividend for the fiscal year 2014 of €0.61 per share, decided by the Board of Directors on October 28, 2014, was paid on March 25, 2015.

A resolution will be submitted at the shareholders’ meeting on May 29, 2015 to pay a dividend of €2.44 per share for the 2014 fiscal year, i.e. a balance of €0.61 per share to be distributed. A resolution will also be submitted at the shareholders’ meeting on May 29, 2015, the option for shareholders to receive the fourth quarter dividend in shares or in cash. The payment of the dividend in cash or the delivery of shares in lieu of cash is set for July 1, 2015 (the ex-dividend date will be June 8, 2015).The number of shares issued in lieu of the cash dividend will be based on the dividend amount divided by a share price equal to 90% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the shareholders meeting reduced by the amount of the dividend remainder.

Another resolution will also be submitted to the shareholders at the shareholders’ meeting on May 29, 2015, if one or more interim dividends are decided by the Board of Directors for the fiscal year 2015, the option for shareholders to receive this or these interim dividends in shares or in cash.

A first interim dividend for the fiscal year 2015 of €0.61 per share, decided by the Board of Directors on April 27, 2015 will be paid on October 21, 2015 (the ex-dividend date will be September 28, 2015).

Issuance of perpetual subordinated notes

The Group issued notes through Total SA, during the first three months of 2015:

-                    Deeply subordinated note 2.250% perpetual maturity callable after 6 years (2,500 million EUR)

-                    Deeply subordinated note 2.625% perpetual maturity callable after 10 years (2,500 million EUR)

Based on their characteristics and in compliance with the IAS 32 standard, these notes were recorded in equity.

Earnings per share

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to 1.03 Euro per share for the 1st quarter 2015 ((1.81) Euro per share for the 4th quarter 2014 and 1.07 Euro per share for the 1st quarter 2014). Diluted earnings per share calculated using the same method amounted to 1.03 Euro per share for the 1st quarter 2015 ((1.81) Euro per share for the 4th quarter 2014 and 1.07 Euro per share for the 1st quarter 2014).

Earnings per share include the effects of the remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	1 st quarter 2015		1 st quarter 2014
Actuarial gains and losses		(95)		(199)
Tax effect		(36)		57
Currency translation adjustment generated by the parent company		(8,192)		3
Items not potentially reclassifiable to profit and loss		(8,323)		(139)

Currency translation adjustment		3,748		36
- unrealized gain/(loss) of the period	4,032		40
- less gain/(loss) included in net income	284		4

Available for sale financial assets		8		3
- unrealized gain/(loss) of the period	8		3
- less gain/(loss) included in net income	—		—

Cash flow hedge		(130)		35
- unrealized gain/(loss) of the period	(441)		(29)
- less gain/(loss) included in net income	(311)		(64)

Share of other comprehensive income of equity affiliates, net amount		1,042		(456)

Other		3		(3)
- unrealized gain/(loss) of the period	3		(3)
- less gain/(loss) included in net income	—		—

Tax effect		37		(13)
Items potentially reclassifiable to profit and loss		4,708		(398)
Total other comprehensive income, net amount		(3,615)		(537)

Tax effects relating to each component of other comprehensive income are as follows:

	1 st quarter 2015			1 st quarter 2014
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(95)	(36)	(131)	(199)	57	(142)
Currency translation adjustment generated by the parent company	(8,192)	—	(8,192)	3	—	3
Items not potentially reclassifiable to profit and loss	(8,287)	(36)	(8,323)	(196)	57	(139)
Currency translation adjustment	3,748	—	3,748	36	—	36
Available for sale financial assets	8	1	9	3	—	3
Cash flow hedge	(130)	36	(94)	35	(13)	22
Share of other comprehensive income of equity affiliates, net amount	1,042	—	1,042	(456)	—	(456)
Other	3	—	3	(3)	—	(3)
Items potentially reclassifiable to profit and loss	4,671	37	4,708	(385)	(13)	(398)
Total other comprehensive income	(3,616)	1	(3,615)	(581)	44	(537)

5) Financial debt

The Group reimbursed bonds during the first three months of 2015:

-                    Bond 6.000% 2009-2015 (150 million AUD)

-                    Bond 6.000% 2010-2015 (100 million AUD)

-                    Bond 2.875% 2010-2015 (250 million USD)

-                    Bond 6.000% 2010-2015 (100 million AUD)

-                    Bond 6.000% 2010-2015 (100 million AUD)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first three months of 2015.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

The principal antitrust proceedings in which the Group’s companies are involved are described below.

Refining & Chemicals segment

As part of the spin-off of Arkema1 in 2006, TOTAL S.A. and certain other Group companies agreed to grant Arkema for a period of ten years a guarantee for potential monetary consequences related to antitrust proceedings arising from events prior to the spin-off.

1  Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A. Arkema became an independent company after being spun-off from TOTAL S.A. in May 2006.

As of December 31, 2013, all public and civil proceedings covered by the guarantee were definitively resolved in Europe and in the United States. Despite the fact that Arkema has implemented since 2001 compliance procedures that are designed to prevent its employees from violating antitrust provisions, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema regarding events prior to the spin-off.

Marketing & Services segment

•                  Following the appeal lodged by the Group’s companies against the European Commission’s 2008 decision fining Total Marketing Services an amount of €128.2 million in relation to practices regarding a product line of the Marketing & Services segment, which the company had already paid, and concerning which TOTAL S.A. was declared jointly liable as the parent company, the relevant European court decided during the third quarter of 2013 to reduce the fine imposed on Total Marketing Services to €125.5 million without modifying the liability of TOTAL S.A. as parent company. Appeals have been lodged against this judgment.

•                  In the Netherlands, a civil proceeding was initiated against TOTAL S.A., Total Marketing Services and other companies by third parties alleging damages in connection with practices already sanctioned by the European Commission. At this stage, the plaintiffs have still not communicated the amount of their claim.

•                  Finally, in Italy, in 2013, a civil proceeding was initiated against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This procedure follows practices that had been sanctioned by the Italian competition authority in 2006. The procedure has not evolved, the existence and the assessment of the alleged damages in this procedure involving multiple defendants remain strongly contested.

Whatever the evolution of the proceedings described above, the Group believes that their outcome should not have a material adverse effect on the Group’s financial situation or consolidated results.

Grande Paroisse

An explosion occurred at the Grande Paroisse industrial site in the city of Toulouse in France on September 21, 2001. Grande Paroisse, a former subsidiary of Atofina which became a subsidiary of Elf Aquitaine Fertilisants on December 31, 2004, as part of the reorganization of the Chemicals segment, was principally engaged in the production and sale of agricultural fertilizers. The explosion, which involved a stockpile of ammonium nitrate pellets, destroyed a portion of the site and caused the death of thirty-one people, including twenty-one workers at the site, and injured many others. The explosion also caused significant damage to certain property in part of the city of Toulouse.

This plant has been closed and individual assistance packages have been provided for employees. The site has been rehabilitated.

On December 14, 2006, Grande Paroisse signed, under the supervision of the city of Toulouse, a deed whereby it donated the former site of the AZF plant to the greater agglomeration of Toulouse (CAGT) and the Caisse des dépôts et consignations and its subsidiary ICADE. Under this deed, TOTAL S.A. guaranteed the site remediation obligations of Grande Paroisse and granted a €10 million endowment to the InNaBioSanté research foundation as part of the setting up of a cancer research center at the site by the city of Toulouse.

After having articulated several hypotheses, the Court-appointed experts did not maintain in their final report filed on May 11, 2006, that the accident was caused by pouring a large quantity of a chlorine compound over ammonium nitrate. Instead, the experts have retained a scenario where a container of chlorine compound sweepings was poured between a layer of wet ammonium nitrate covering the floor and a quantity of dry agricultural nitrate at a location not far from the principal storage site. This is claimed to have caused an explosion which then spread into the main storage site. Grande Paroisse was investigated based on this new hypothesis in 2006; Grande Paroisse is contesting this explanation, which it believes to be based on elements that are not factually accurate.

On July 9, 2007, the investigating magistrate brought charges against Grande Paroisse and the former Plant Manager before the Toulouse Criminal Court. In late 2008, TOTAL S.A. and Mr. Thierry Desmarest, Chairman and CEO at the time of the event, were summoned to appear in Court pursuant to a request by a victims association.

On November 19, 2009, the Toulouse Criminal Court acquitted both the former Plant Manager, and Grande Paroisse due to the lack of reliable evidence for the explosion. The Court also ruled that the summonses against TOTAL S.A. and Mr. Thierry Desmarest were inadmissible.

Due to the presumption of civil liability that applied to Grande Paroisse, the Court declared Grande Paroisse civilly liable for the damages caused by the explosion to the victims in its capacity as custodian and operator of the plant.

The Prosecutor’s office, together with certain third parties, appealed the Toulouse Criminal Court verdict. In order to preserve its rights, Grande Paroisse lodged a cross-appeal with respect to civil charges.

By its decision of September 24, 2012, the Court of Appeal of Toulouse (Cour d’appel de Toulouse) upheld the lower court verdict pursuant to which the summonses against TOTAL S.A. and Mr. Thierry Desmarest were determined to be inadmissible. This element of the decision has been appealed by certain third parties before the French Supreme Court (Cour de cassation).

The Court of Appeal considered, however, that the explosion was the result of the chemical accident described by the court-appointed experts. Accordingly, it convicted the former Plant Manager and Grande Paroisse. This element of the decision has been appealed by the former Plant Manager and Grande Paroisse before the French Supreme Court (Cour de cassation), which has the effect of suspending their criminal sentences.

On January 13, 2015, the French Supreme Court (Cour de cassation) fully quashed the decision of September 24, 2012. The impugned decision is set aside and the parties find themselves in the position they were in before the decision was rendered. The case is referred back to the Court of Appeal of Paris for a new criminal trial. The trial date has not yet been set.

A compensation mechanism for victims was set up immediately following the explosion. €2.3 billion was paid for the compensation of claims and related expenses amounts. A €9.0 million reserve remains booked in the Group’s consolidated financial statements as of March 31, 2015.

Blue Rapid and the Russian Olympic Committee — Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. Blue Rapid and the Russian Olympic Committee appealed this decision to the French Supreme Court.

In connection with the same facts, and fifteen years after the aforementioned exploration and production contract was rendered null and void (“caduc”), a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact. The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

Iran

In 2003, the United States Securities and Exchange Commission (SEC) followed by the Department of Justice (DoJ) issued a formal order directing an investigation in connection with the pursuit of business in Iran by certain oil companies including, among others, TOTAL.

The inquiry concerned an agreement concluded by the Company with consultants concerning gas fields in Iran and aimed at verifying whether certain payments made under this agreement would have benefited Iranian officials in violation of the Foreign Corrupt Practices Act (FCPA) and the Company’s accounting obligations.

In late May 2013, and after several years of discussions, TOTAL reached settlements with the U.S. authorities (a Deferred Prosecution Agreement with the DoJ and a Cease and Desist Order with the SEC). These settlements, which put an end to these investigations, were concluded without admission of guilt and in exchange for TOTAL respecting a number of obligations, including the payment of a fine ($245.2 million) and civil compensation ($153 million) that occurred during the second quarter of 2013. The reserve of $398.2 million that was booked in the financial statements as of June 30, 2012, has been fully released. By virtue of these settlements, TOTAL also accepted the appointment of a French independent compliance monitor to review the Group’s compliance program and to recommend possible improvements. For more information, refer to “Item 4 — C. Other Matters — 7.3.7.1. Preventing corruption” in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 26, 2015, as amended on March 27, 2015.

With respect to the same facts, TOTAL and its late Chairman and Chief Executive Officer, who was President of the Middle East division at the time of the facts, were placed under formal investigation in France following a judicial inquiry initiated in 2006. In late May 2013, the Prosecutor’s office recommended that the case be sent to trial. This position was reiterated by the Prosecutor’s office in June 2014. By order notified in October 2014, the investigating magistrate decided to refer the case to trial.

At this point, the Company considers that the resolution of these cases is not expected to have a significant impact on the Group’s financial situation or consequences for its future planned operations.

Oil-for-Food Program

Several countries have launched investigations concerning possible violations related to the United Nations (UN) Oil-for-Food Program in Iraq.

Pursuant to a French criminal investigation, certain current or former Group employees were placed under formal criminal investigation for possible charges as accessories to the misappropriation of Corporate assets and as accessories to the corruption of foreign public agents. In 2007, the criminal investigation was closed and the case was transferred to the Prosecutor’s office. In 2009, the Prosecutor’s office recommended to the investigating magistrate that the case against the Group’s current and former employees and TOTAL’s late Chairman and Chief Executive Officer, formerly President of the Group’s Exploration & Production division, not be pursued.

In early 2010, despite the recommendation of the Prosecutor’s office, a new investigating magistrate, having taken over the case, decided to indict TOTAL S.A. on bribery charges as well as complicity and influence peddling. The indictment was brought eight years after the beginning of the investigation without any new evidence being introduced.

In October 2010, the Prosecutor’s office recommended to the investigating magistrate that the case against TOTAL S.A., the Group’s former employees and TOTAL’s late Chairman and Chief Executive Officer not be pursued. However, by ordinance notified in early August 2011, the investigating magistrate on the matter decided to send the case to trial. On July 8, 2013, TOTAL S.A., the Group’s former employees and TOTAL’s late Chairman and Chief Executive Officer were cleared of all charges by the Criminal Court, which found that none of the offenses for which they had been prosecuted were established. On July 18, 2013, the Prosecutor’s office appealed the parts of the Criminal Court’s decision acquitting TOTAL S.A. and certain of the Group’s former employees. TOTAL’s late Chairman and Chief Executive Officer’s acquittal issued on July 8, 2013 was irrevocable since the Prosecutor’s office did not appeal this part of the Criminal Court’s decision. The appeal hearing is expected to start in October 2015.

Italy

As part of an investigation led by the Prosecutor of the Republic of the Potenza Court, Total Italia and certain Group employees were the subjects of an investigation related to certain calls for tenders that Total Italia made for the preparation and development of an oil field.

The criminal investigation was closed in the first half of 2010.

In May 2012, the Judge of the preliminary hearing decided to dismiss the charges against some of the Group’s employees and to refer the case for trial for a reduced number of charges. The trial started in September 2012.

Rivunion

On July 9, 2012, the Swiss Tribunal Fédéral (Switzerland’s Supreme Court) rendered a decision against Rivunion, a wholly-owned subsidiary of Elf Aquitaine, confirming a tax reassessment in the amount of CHF 171 million (excluding interest for late payment). According to the Tribunal, Rivunion was held liable as tax collector for withholding taxes owed by the beneficiaries of taxable services. Rivunion, in liquidation since March 13, 2002 and unable to recover the amounts corresponding to the withholding taxes in order to meet its fiscal obligations, has been subject to insolvency proceedings since November 1, 2012. On August 29, 2013, the Swiss federal tax administration lodged a claim as part of the insolvency proceedings of Rivunion, for an amount of CHF 284 million, including CHF 171 million of principal as well as interest for late payment. Rivunion’s insolvency proceedings was terminated on December 4, 2014 and the company was removed from the Geneva commercial register on December 11, 2014.

Kashagan

In Kazakhstan, the start-up of production of the Kashagan field, in which TOTAL holds an interest of 16.81%, occurred on September 11, 2013. Following the detection of a gas leak from the export pipeline, production was stopped on September 24, 2013. Production was resumed but then stopped again shortly thereafter following the detection of another leak. Pressure tests were performed in a fully controlled environment revealing some other potential leaks/cracks. The production of the field was stopped and a thorough investigation was launched.

After the identification of a significant number of anomalies in the oil and gas export lines, it was decided to replace both pipelines. The remedial work is being conducted according to best international oil and gas field practices and strict HSE requirements in order to address, mitigate and remedy all problems prior to the restart of production.

On December 13, 2014, the Republic of Kazakhstan and the co-venturers of the consortium concluded an agreement and settled certain disputes raised over the last several years concerning a number of operational, financial and environmental matters.

Russia

Since July 2014, members of the international community have adopted economic sanctions against certain Russian persons and entities, including various entities operating in the financial, energy and defense sectors, in response to the situation in Ukraine.

Among other things, the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC) has adopted economic sanctions targeting OAO Novatek, a Russian company listed on the Moscow Interbank Currency Exchange and the London Stock Exchange in which the Group held an 18.24% interest as of December 31, 2014 through its subsidiary TOTAL E&P Holdings Russia, and entities in which OAO Novatek (individually or with other similarly targeted persons or entities collectively) owns an interest of at least 50%. The OFAC sanctions applicable to OAO Novatek prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in debt issued after July 16, 2014 of greater than 90 days maturity, including OAO Yamal LNG, which is jointly-owned by OAO Novatek (60%), TOTAL E&P Yamal (20%) and CNODC (20%), a subsidiary of CNPC. Consequently, the use of the U.S. dollar for such financing is effectively prohibited.

In order to comply with these sanctions, the financing plan for the Yamal LNG project is being reviewed, and the project’s partners are engaged in efforts to develop a financing plan in compliance with the applicable regulations.

TOTAL continues to closely monitor the different international economic sanctions with respect to its activities in Russia. Within this framework, the Group filed the requests for prior authorizations required by EU restrictive measures concerning technical assistance, brokering services, financing and financial assistance related to certain technologies. The Treasury Department of the French Ministry of Finance, the competent authority on the subject, issued authorizations especially for the projects of Yamal LNG, Kharyaga and Termokarstovoye.  The United States has also imposed export controls and restrictions on the export of goods, services, and technologies for use in certain Russian energy projects that may affect TOTAL’s activities in Russia.

Djibouti

Following the confirmation of their conviction by a final judgment of the facts regarding pollution that occurred in the port of Djibouti in 1997, Total Djibouti SA and Total Marketing Djibouti SA each received in September 2014 an order to pay €53.8 million to the Republic of Djibouti. The amounts were contested by the two companies which, unable to deal with the liability, in accordance with local law, filed declarations of insolvency with the court on October 7, 2014. With respect to Total Djibouti SA, the insolvency proceeding comprised a recovery plan.

Following a judgment delivered on November 18, 2014, the recovery plan proposed by Total Djibouti SA was rejected and the two companies were put into liquidation.

Total Djibouti SA, a subsidiary indirectly 100% owned of TOTAL S.A., fully holds the capital of Total Marketing Djibouti SA.

Yemen

Due to further degradation of the security conditions in the vicinity of Balhaf, the company Yemen LNG, in which the Group holds a stake of 39.62%, has decided to stop all LNG producing and exporting operations. The plant will remain in a preservation mode and no expatriate personnel remain on site. As a consequence of the current situation, Yemen LNG has declared Force Majeure to its various stakeholders.

8) Information by business segment

1st quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,225	17,464	19,620	4	—	42,313
Intersegment sales	4,384	6,967	272	52	(11,675)	—
Excise taxes	—	(933)	(4,417)	—	—	(5,350)
Revenues from sales	9,609	23,498	15,475	56	(11,675)	36,963
Operating expenses	(5,471)	(21,717)	(14,863)	(239)	11,675	(30,615)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,441)	(252)	(174)	(5)	—	(3,872)
Operating income	697	1,529	438	(188)	—	2,476
Equity in net income (loss) of affiliates and other items	769	762	(80)	294	—	1,745
Tax on net operating income	(866)	(446)	(131)	(82)	—	(1,525)
Net operating income	600	1,845	227	24	—	2,696
Net cost of net debt						(188)
Non-controlling interests						155
Net income						2,663

1st quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(146)	—	—	—	—	(146)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	(146)	—	—	—	—	(146)
Operating expenses	(140)	194	(7)	—	—	47
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,046)	—	—	—	—	(1,046)
Operating income (b)	(1,332)	194	(7)	—	—	(1,145)
Equity in net income (loss) of affiliates and other items	136	661	(89)	—	—	708
Tax on net operating income	437	(110)	2	—	—	329
Net operating income (b)	(759)	745	(94)	—	—	(108)
Net cost of net debt						—
Non-controlling interests						169
Net income						61

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	235	(7)	—
- On net operating income	—	150	(5)	—

1st quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,371	17,464	19,620	4	—	42,459
Intersegment sales	4,384	6,967	272	52	(11,675)	—
Excise taxes	—	(933)	(4,417)	—	—	(5,350)
Revenues from sales	9,755	23,498	15,475	56	(11,675)	37,109
Operating expenses	(5,331)	(21,911)	(14,856)	(239)	11,675	(30,662)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,395)	(252)	(174)	(5)	—	(2,826)
Adjusted operating income	2,029	1,335	445	(188)	—	3,621
Equity in net income (loss) of affiliates and other items	633	101	9	294	—	1,037
Tax on net operating income	(1,303)	(336)	(133)	(82)	—	(1,854)
Adjusted net operating income	1,359	1,100	321	24	—	2,804
Net cost of net debt						(188)
Non-controlling interests						(14)
Adjusted net income						2,602
Adjusted fully-diluted earnings per share ($)						1.13

(a) Except for earnings per share.

1st quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,151	434	215	9	—	8,809
Total divestments	1,162	1,766	52	4	—	2,984
Cash flow from operating activities	3,525	314	644	(96)	—	4,387

1st quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,666	27,539	26,470	12	—	60,687
Intersegment sales	7,436	11,956	408	49	(19,849)	—
Excise taxes	—	(1,160)	(4,672)	—	—	(5,832)
Revenues from sales	14,102	38,335	22,206	61	(19,849)	54,855
Operating expenses	(6,514)	(37,792)	(21,689)	(169)	19,849	(46,315)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,176)	(378)	(182)	(9)	—	(2,745)
Operating income	5,412	165	335	(117)	—	5,795
Equity in net income (loss) of affiliates and other items	1,327	54	(8)	46	—	1,419
Tax on net operating income	(3,492)	6	(80)	(74)	—	(3,640)
Net operating income	3,247	225	247	(145)	—	3,574
Net cost of net debt						(139)
Non-controlling interests						(100)
Net income						3,335

1st quarter 2014 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	26	—	—	—	—	26
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—
Revenues from sales	26	—	—	—	—	26
Operating expenses	(115)	(163)	(18)	—	—	(296)
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—	—	—
Operating income (b)	(89)	(163)	(18)	—	—	(270)
Equity in net income (loss) of affiliates and other items	280	(8)	—	—	—	272
Tax on net operating income	(36)	50	4	—	—	18
Net operating income (b)	155	(121)	(14)	—	—	20
Net cost of net debt						—
Non-controlling interests						(12)
Net income						8

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect

- On operating income	—	(163)	(18)	—
- On net operating income	—	(111)	(14)	—

1st quarter 2014 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,640	27,539	26,470	12	—	60,661
Intersegment sales	7,436	11,956	408	49	(19,849)	—
Excise taxes	—	(1,160)	(4,672)	—	—	(5,832)
Revenues from sales	14,076	38,335	22,206	61	(19,849)	54,829
Operating expenses	(6,399)	(37,629)	(21,671)	(169)	19,849	(46,019)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,176)	(378)	(182)	(9)	—	(2,745)
Adjusted operating income	5,501	328	353	(117)	—	6,065
Equity in net income (loss) of affiliates and other items	1,047	62	(8)	46	—	1,147
Tax on net operating income	(3,456)	(44)	(84)	(74)	—	(3,658)
Adjusted net operating income	3,092	346	261	(145)	—	3,554
Net cost of net debt						(139)
Non-controlling interests						(88)
Adjusted net income						3,327
Adjusted fully-diluted earnings per share ($)						1.46

(a) Except for earnings per share.

1st quarter 2014 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,311	250	276	28	—	5,865
Total divestments	1,799	11	26	4	—	1,840
Cash flow from operating activities	3,811	1,593	89	(155)	—	5,338

9) Reconciliation of the information by business segment with consolidated financial statements

			Consolidated
1st quarter 2015			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	42,459	(146)	42,313
Excise taxes	(5,350)	—	(5,350)
Revenues from sales	37,109	(146)	36,963

Purchases net of inventory variation	(23,934)	228	(23,706)
Other operating expenses	(6,176)	(96)	(6,272)
Exploration costs	(552)	(85)	(637)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,826)	(1,046)	(3,872)
Other income	526	1,095	1,621
Other expense	(99)	(343)	(442)

Financial interest on debt	(262)	—	(262)
Financial income from marketable securities & cash equivalents	31	—	31
Cost of net debt	(231)	—	(231)

Other financial income	142	—	142
Other financial expense	(166)	—	(166)

Equity in net income (loss) of affiliates	634	(44)	590

Income taxes	(1,811)	329	(1,482)
Consolidated net income	2,616	(108)	2,508
Group share	2,602	61	2,663
Non-controlling interests	14	(169)	(155)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

			Consolidated
1st quarter 2014			statement
(M$)	Adjusted	Adjustments(a)	of income
Sales	60,661	26	60,687
Excise taxes	(5,832)	—	(5,832)
Revenues from sales	54,829	26	54,855

Purchases net of inventory variation	(38,151)	(181)	(38,332)
Other operating expenses	(7,249)	(115)	(7,364)
Exploration costs	(619)	—	(619)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,745)	—	(2,745)
Other income	452	648	1,100
Other expense	(130)	(19)	(149)

Financial interest on debt	(201)	—	(201)
Financial income from marketable securities & cash equivalents	19	—	19
Cost of net debt	(182)	—	(182)

Other financial income	161	—	161
Other financial expense	(166)	—	(166)

Equity in net income (loss) of affiliates	830	(357)	473

Income taxes	(3,615)	18	(3,597)
Consolidated net income	3,415	20	3,435
Group share	3,327	8	3,335
Non-controlling interests	88	12	100

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) Changes in progress in the Group structure

➢                                      Upstream

•                  TOTAL announced in November 2012 an agreement for the sale in Nigeria of its 20% interest in block OML 138 to a subsidiary of China Petrochemical Corporation (Sinopec). On July 17, 2014, Sinopec informed the Group of its decision to not complete the transaction. The Group is actively pursuing its divestment process. At March 31, 2015 the assets and liabilities remain respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $2,430 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $954 million. The assets concerned mainly include tangible assets for an amount of $2,205 million.

•                  TOTAL has signed in July 2014 an agreement with Exxaro Resources Ltd for the sale of its 100% stake in Total Coal South Africa, its coal-producing affiliate in South Africa. Completion of the sale is subject to approval by the relevant authorities. At March 31, 2015 the assets and liabilities remain respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $467 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $54 million. The assets concerned mainly include tangible assets for an amount of $400 million.

➢          Marketing & Services

•                  TOTAL announced in July 2014 that it had entered into exclusive negotiations with UGI Corporation, the parent company of Antargaz, having received a firm offer from the U.S. company to acquire 100% of the outstanding shares of Totalgaz, the Group’s liquefied petroleum gas distributor in France. At March 31, 2015 the assets and liabilities remain respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $360 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $277 million. The assets and liabilities concerned mainly include tangible assets for an amount of $146 million, trade receivables for an amount of $132 million, deposits and guarantees received for an amount of $105 million and accounts payable for an amount of $73 million.

11) Post-closing and other events

•             TOTAL presented on April 16, 2015 its French refining roadmap to employee representatives. The plan is designed to give each Total’s refining site in France the means to resist in a volatile environment and perform profitably. Under the plan, Total will invest to upgrade the Donges refinery in western France and transform the La Mède refinery in southern France, to ensure they thrive going forward.